SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 6, 2009 Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw Announces Continued Subscriber Growth During the Two Month
Period Ending April 30, 2009
Calgary, Alberta (May 6, 2009) — Shaw Communications Inc. today announced continued subscriber growth since last reporting second quarter results for the period ended February 28, 2009. Chief Executive Officer and Vice Chair Jim Shaw commented “Cable subscriber results exceed the two month customer figures from a year ago and it is clear that despite challenging conditions Shaw is well positioned to weather the storm and continue our track record of superior financial performance and customer growth. We remain on track to achieve our financial guidance for fiscal 2009, which includes generating free cash flow of at least $500 million.”
Subscriber Highlights

			Growth
	Total balances as at		Two months ended	Eight months
				ended
	April 30,	August 31,	April 30,	April 30,
	2009	2008 (1)	2009	2009

Subscriber statistics:

Basic cable customers	2,280,957	2,260,433	7,053	20,524
Digital customers	1,151,206	909,167	74,833	242,039
Internet customers (including pending installs)	1,645,340	1,569,052	19,006	76,288
DTH customers	894,573	892,528	(2,060)	2,045
Digital phone lines (including pending installs)	758,155	611,931	38,779	146,224

(1)	August 31, 2008 figures are restated for comparative purposes as if the acquisition of the Campbell River cable system in British Columbia had occurred on that date.
Mr. Shaw further commented “These strong subscriber results for the first two months of the third quarter demonstrate the continued resilience of our business and strength of our strategy in the face of weaker economic conditions across Western Canada and heightened competition in our markets. The telecommunication companies that operate in our areas have been offering a TV product for a number of years and during this period of increased competition we have still been able to grow our basic cable customer base by approximately 65,000 subscribers since August 31, 2006(2).”
“Our customers embrace the value proposition of our services and we will continue to enhance our products going forward. During the last two months we have expanded our digital simulcast in various markets, including Kelowna, Vernon and Penticton. This will contribute to our digital TV growth and we will be launching our all digital line-up in Red Deer, Kamloops and Thunder Bay in May. We have rolled out a 100 mbps internet offering, using DOCSIS 3.0 technology, in Saskatoon. Additional launches will occur in Victoria in May, Winnipeg in June and all other major markets this summer. Later this year, we are also planning to introduce leading edge video services that will take advantage of our superior broadband capabilities to provide customers with a new level of in-home experience.”
These subscriber results are provided for information purposes only and the Company cautions that third quarter results could be affected by normal course seasonality factors that typically occur in the month of May. This includes, but is not limited to, the disconnection of services by university students. Shaw Communications Inc. plans to release its unaudited third quarter financial results at the end of June.
The statement as to the Company’s guidance is a forward-looking statement and there are risks which may cause actual results to differ materially. You should not place undue reliance on the guidance. Certain readers use the guidance to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The guidance may not be appropriate for other purposes. The guidance is based on assumptions about general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability and is subject to factors that could cause actual results to be materially different from the guidance, including, among others: general economic, market or business conditions and industry trends; opportunities that may be presented to and pursued by Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changing conditions in the entertainment, information and communications industries; and changes in laws and regulations, political and regulatory policies and decisions by regulators that affect Shaw or the markets in which it operates. These and other assumptions and factors are discussed in the Company’s Management’s Discussion and Analysis for fiscal 2008 and for the first and second quarters of 2009.

(2)	Excludes the impact of acquisitions
About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.6 million Internet and 750,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

2